                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE TRANSITION PERIOD FROM          TO

                        COMMISSION FILE NUMBER 333-58275

            A. Full title of the plans and the address of the plans,
                  if different from that of the issuer below:

            THE PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES
   THE PIONEER COMPANIES SAVINGS PLAN FOR HENDERSON BARGAINING UNIT EMPLOYEES,
    THE PIONEER COMPANIES SAVINGS PLAN FOR TACOMA BARGAINING UNIT EMPLOYEES,
                  THE KEMWATER NORTH AMERICA SAVINGS PLAN, AND
                            THE ALL PURE SAVINGS PLAN

       B. Name of the issuer of the securities held pursuant to the plans and the address of its principal executive office:

                             PIONEER COMPANIES, INC.

                        700 LOUISIANA STREET, SUITE 4300
                              HOUSTON, TEXAS 77002

TABLE OF CONTENTS
--------------------------------------------------------------------------------


PIONEER COMPANIES SAVINGS PLAN FOR SALARIED EMPLOYEES
                                                                                                                 PAGE


INDEPENDENT AUDITORS' REPORT                                                                                       5

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1999 and 1998                                6

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                    7

   Notes to Financial Statements                                                                                   8

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes As of December 31, 1999                                        12

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES


INDEPENDENT AUDITORS' REPORT                                                                                      14

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1999 and 1998                               15

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                   16

   Notes to Financial Statements                                                                                  17

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes As of December 31, 1999                                        21

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

INDEPENDENT AUDITORS' REPORT                                                                                      23

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1999 and 1998                               24

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                   25

   Notes to Financial Statements                                                                                  26

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes As of December 31, 1998                                        30


KEMWATER NORTH AMERICA SAVINGS PLAN


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                      32

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of December 31, 1999 and 1998                               33

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                   34

   Notes to Financial Statements                                                                                  35

SUPPLEMENTAL SCHEDULE:

   Schedule of Assets Held for Investment Purposes As of December 31, 1999                                        39




ALL PURE SAVINGS PLAN

INDEPENDENT AUDITORS' REPORT                                                                                      41

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits As of October 12, 1999 and December 31, 1998                   42

   Statements of Changes in Net Assets Available for Benefits for the Period from January 1, 1999
     to October 12, 1999 and for the Year Ended December 31, 1998                                                 43

   Notes to Financial Statements                                                                                  44


LIST OF EXHIBITS                                                                                                  48


PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                       5

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998                                6

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                    7

   Notes to Financial Statements                                                                                   8

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets Held for Investment Purposes as of December 31, 1999                                        12

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    Pioneer Companies Savings Plan
    for Salaried Employees:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Companies Savings Plan for Salaried Employees (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 28, 2000
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                             1999            1998

ASSETS:
   Investments                         $  22,963,686   $  17,168,824
   Contributions receivable                  352,586         140,035
                                       -------------   -------------

NET ASSETS AVAILABLE FOR BENEFITS      $  23,316,272   $  17,308,859
                                       =============   =============


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                 1999              1998

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments       $    2,765,558    $    1,405,183
      Interest                                                   379,845           305,666
   Contributions:
      Employee                                                 1,721,361         1,522,281
      Employer                                                 1,011,566           333,642
                                                          --------------    --------------

                Total additions                                5,878,330         3,566,772

TRANSFERS FROM OTHER PLANS                                     1,314,641         4,930,583

BENEFITS PAID TO PARTICIPANTS                                 (1,185,558)         (706,611)
                                                          --------------    --------------

NET INCREASE IN NET ASSETS AVAILABLE FOR
   BENEFITS                                                    6,007,413         7,790,744

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                          17,308,859         9,518,115
                                                          --------------    --------------

   End of year                                            $   23,316,272    $   17,308,859
                                                          ==============    ==============


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Pioneer Companies Savings Plan for Salaried Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all Pioneer Americas, Inc. employees who are not leased employees or members of, or covered by, a collective bargaining unit which has a bargaining agreement with Pioneer Companies, Inc. (the "Company"). Effective October 12, 1999, the Company merged the All Pure Savings Plan (the "All Pure Plan") into the Plan. In connection with the merger, $1,314,641 of investments was transferred from the All Pure Plan into the Plan. Effective July 1, 1998, the Company merged the Pioneer Tacoma Salaried 401(k) Plan (the "Tacoma Plan") into the Plan. In connection with the merger, $4,930,583 of investments was transferred from the Tacoma Plan into the Plan. Also effective July 1, 1998, the Plan changed trustees from Manufacturer's Life Insurance Company ("ManuLife") to Connecticut General Life Insurance Company ("CIGNA"). During December 1998, the Plan was amended to provide a Supplemental Retirement Account ("SRA") to employees hired before October 1, 1998. Employees are eligible for a contribution approved annually by the Board of Directors of the Company when they reach age 50 and have one year of service. The SRA contribution will be 25% of the COBRA rate effective for the year in which the contribution to the SRA is made. Employees hired on or after October 1, 1998 are not eligible for SRA contributions.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation. SRA contributions totaled approximately $174,000 and $375,000 for 1999 and 1998, respectively.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998 vest immediately in Company matching contributions, whereas participants hired after June 30, 1998 vest in Company matching contributions after three years of credited service. Participants vest immediately in contributions to the SRA.

BENEFITS - A participant may make a partial withdrawal of after-tax contributions (but not earnings thereon) made by the participant prior to 1987 as of any quarter end. If a participant has withdrawn all of their pre-1987 contributions, the participant may withdraw any remaining amount of their after-tax contribution account, including earnings.

If a participant has made the maximum partial withdrawals allowed, the participant may also withdraw the full amount of the Company matching account provided the participant has made contributions to the Plan for any 60 months prior to the date of the total withdrawal.

Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 1999, interest rates on outstanding loans ranged from 6% to 10%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

Investments - Effective July 1, 1998, each participant may direct that contributions to their account be invested in the following options:

        Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.

        Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

        Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

        Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.

        Guaranteed Income Fund - invests in six month, fixed interest rate securities.

        American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

        CIGNA Lifetime Funds - invest in a combination of high-yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

        Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.

        PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

        Invesco Total Return Account - invests in a combination of equity and fixed income securities.

        Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.

        Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

        Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.

        Warburg Pincus Advisor Emerging Growth Account - invests in securities of high-growth companies.

        Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

        AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.

        Templeton Growth Account - invests in common stock.

        Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

        Templeton Foreign Account - invests primarily in common stock.

Participants may change their investment elections and/or transfer funds at any time.

Prior to July 1, 1998, the Plan included the following investment options offered by ManuLife: Guaranteed Interest Account, Short-Term Securities Pooled Account, Equity A Pooled Account, Balanced Account and High Quality Bond Account. The Guaranteed Interest Account invested in ManuLife general funds. Transfers and withdrawals from the Guaranteed Interest Account were subject to a market value adjustment. The Short-Term Securities Pooled Account invested primarily in U.S. Treasury Bills, certificates of deposit of major banks, or commercial paper, all with maturity dates of one year or less. The Balanced Account invested primarily in debt and equity securities for long-term, consistent growth of capital. The High Quality Bond Account invested primarily in corporate and U.S. government bonds. The Equity A Pooled Account invested in common stocks and securities convertible into common stocks with an emphasis on high quality growth stocks.

DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distributions shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distributions shall be in the form of a single life annuity. As of December 31, 1999 and 1998, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 1999 and 1998.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his or her account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund and the Guaranteed Interest Account are valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost, which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

TAX STATUS - The Plan obtained its latest determination letter dated March 1, 1995 in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - The Plan has adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Matters" ("SOP 99-3"), which was issued September 15, 1999. In accordance with SOP 99-3, the by-fund disclosures previously required have been omitted, and certain prior year balances have been reclassified to conform with the current year presentation.

3.    INVESTMENTS

The following is a summary of investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998:


                                                         1999              1998


Guaranteed Income Fund                               $  6,147,545   $  5,610,709
Fidelity Advisor Growth Opportunities Account           4,759,260      5,626,756
Janus Worldwide Account                                 2,663,795      1,155,687
Large Company Stock Index Fund                          1,294,556        892,811
Invesco Dynamics Account                                1,165,115         80,279


During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                         1999              1998

Mutual funds                                         $  2,638,931   $  1,399,179
Pioneer Companies, Inc. Common Stock                      126,627          6,004
                                                     ------------   ------------

                                                     $  2,765,558   $  1,405,183
                                                     ============   ============

4.       GUARANTEED INTEREST ACCOUNTS

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.9% and 6% as of December 31, 1999 and 1998, respectively. The stated interest rate for the Guaranteed Interest Account held by ManuLife was 6% as of December 31, 1998. The average yield for the Guaranteed Income Fund held by CIGNA was 5.59% and 6.15% for the years ended December 31, 1999 and 1998, respectively. The average yield for the Guaranteed Interest Account held by ManuLife was 5.38% for the year ended 1998.

                                     ******

PIONEER COMPANIES SAVINGS PLAN
FOR SALARIED EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------


                                                                         (C)
                        (b)                                  DESCRIPTION OF INVESTMENT,                         (e)
                IDENTITY OF ISSUE,                            INCLUDING MATURITY DATE,                        CURRENT
   (a)    BORROWER, LESSOR, OR SIMILAR PARTY           RATE OF INTERESTS, PAR OR MARKET VALUE                  VALUE

    *     Connecticut General Life Insurance Co.  Guaranteed Income Fund                                    $ 6,147,545

    *     Connecticut General Life Insurance Co.  Lifetime 60 Fund                                               30,206

    *     Connecticut General Life Insurance Co.  Lifetime 50 Fund                                              123,969

    *     Connecticut General Life Insurance Co.  Lifetime 40 Fund                                              134,166

    *     Connecticut General Life Insurance Co.  Lifetime 30 Fund                                              124,030

    *     Connecticut General Life Insurance Co.  Lifetime 20 Fund                                              383,345

    *     Connecticut General Life Insurance Co.  Invesco Balanced Fund                                         932,371

    *     Connecticut General Life Insurance Co.  Founders Total Return Account                                 397,994

    *     Connecticut General Life Insurance Co.  Large Company Stock Index Fund                              1,294,556

    *     Connecticut General Life Insurance Co.  Neuberger & Berman Guardian Account                           144,982

    *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor Growth & Income Account                108,447

    *     Connecticut General Life Insurance Co.  Fidelity Advisor Growth Opportunities Account               4,759,260

    *     Connecticut General Life Insurance Co.  Founders Growth Account                                       546,162

    *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor Emerging Growth Account                321,654

    *     Connecticut General Life Insurance Co.  PBHG Growth Account                                           795,024

    *     Connecticut General Life Insurance Co.  American Century - 20th Century Ultra Account               1,088,546

    *     Connecticut General Life Insurance Co.  Invesco Dynamics Account                                    1,165,115

    *     Connecticut General Life Insurance Co.  AIM Constellation Account                                     244,722

    *     Connecticut General Life Insurance Co.  Templeton Growth Account                                      213,886

    *     Connecticut General Life Insurance Co.  Janus Worldwide Account                                     2,663,795

    *     Connecticut General Life Insurance Co.  Warburg Pincus Advisor International Equity Account            39,117

    *     Connecticut General Life Insurance Co.  Templeton Foreign Account                                     192,671

    *     Pioneer Companies, Inc.                 Pioneer Companies, Inc. Common Stock                          372,054

    *     Loans to participants                   Maturities up to five years with interest
                                                    rates from 6% to 10%                                       740,069
                                                                                                          ------------
                                                                                                          $ 22,963,686
                                                                                                          ============

    *     Party-in-interest

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                          PAGE
INDEPENDENT AUDITORS' REPORT                                                               14

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998        15

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                            16

   Notes to Financial Statements                                                           17

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets Held for Investment Purposes as of December 31, 1999                 21

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
  Pioneer Companies Savings Plan for
  Henderson Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits of the Pioneer Companies Savings Plan for Henderson Bargaining Unit Employees (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 28, 2000
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                         1999           1998
ASSETS:
   Investments                        $2,946,783     $2,362,040
   Contributions receivable              129,037         46,819
                                      ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS     $3,075,820     $2,408,859
                                      ==========     ==========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                              1999            1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments     $   113,018      $   114,292
      Interest                                              103,290           88,392
   Contributions:
      Employer                                              363,442           90,001
      Employee                                              316,970          328,508
                                                        -----------      -----------

                Total additions                             896,720          621,193

BENEFITS PAID TO PARTICIPANTS                              (229,759)        (297,343)
                                                        -----------      -----------

NET INCREASE IN NET ASSETS AVAILABLE
   FOR BENEFITS                                             666,961          323,850

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                      2,408,859        2,085,009
                                                        -----------      -----------

   End of year                                          $ 3,075,820      $ 2,408,859
                                                        ===========      ===========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Pioneer Companies Savings Plan for Henderson Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all Henderson employees who are covered by a collective bargaining unit which has a bargaining agreement with Pioneer Americas, Inc. (the "Company"). Effective July 1, 1998, the Plan changed trustees from Manufacturer's Life Insurance Company ("ManuLife") to Connecticut General Life Insurance Company ("CIGNA"). During December 1998, the Plan was amended to provide a Supplemental Retirement Account ("SRA") to employees hired before October 1, 1998. Employees are eligible for a contribution approved annually by the Board of Directors of the Company when they reach age 50 and have one year of service. The SRA contribution will be 25% of the COBRA rate effective for the year in which the contribution to the SRA is made. Employees hired on or after October 1, 1998 are not eligible for SRA contributions.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation. SRA contributions totaled approximately $84,000 and $182,000 for 1999 and 1998, respectively.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998 vest immediately in Company matching contributions, whereas participants hired after June 30, 1998 vest in Company matching contributions after three years of credited service. Participants vest immediately in contributions to the SRA.

BENEFITS - A participant may make a partial withdrawal of after-tax contributions (but not earnings thereon) made by the participant prior to 1987 as of any quarter-end. If the participant has withdrawn all of their pre-1987 contributions, the participant may withdraw any remaining amount of their after-tax contribution account, including earnings.

If a participant has made the maximum partial withdrawals allowed, the participant may also withdraw the full amount of the Company matching account provided the participant has made contributions to the Plan for any 60 months prior to the date of the total withdrawal.

Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 1999, interest rates on outstanding loans ranged from 7.75% to 9%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

INVESTMENTS - Effective July 1, 1998, each participant may direct that contributions to their account be invested in the following options:

        Invesco Total Return Account - invests in a combination of equity and fixed income securities.

        Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

        Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.

        Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

        Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.

        Guaranteed Income Fund - invests in six month, fixed interest rate securities.

        Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.

        Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

        American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

        CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

        Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.

        PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

        Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

        Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.

        Warburg Pincus Advisor Emerging Growth Account - invests in securities of high-growth companies.

        AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.

        Templeton Growth Account - invests in common stock.

        Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

        Templeton Foreign Account - invests primarily in common stock.

Participants may change their investment elections and/or transfer funds at any time.

Prior to July 1, 1998, the Plan included the following investment options offered by ManuLife: Guaranteed Interest Account, Short-Term Securities Pooled Account, Equity A Pooled Account, Balanced Account and High Quality Bond Account. The Guaranteed Interest Account invested in ManuLife general funds. Transfers and withdrawals from the Guaranteed Interest Account were subject to a market value adjustment. The Short-Term Securities Pooled Account invested primarily in U.S. Treasury Bills, certificates of deposit of major banks or commercial paper, all with maturity dates of one year or less. The Balanced Account invested primarily in debt and equity securities for long-term, consistent growth of capital. The High Quality Bond Account invested primarily in corporate and U.S. government bonds. The Equity A Pooled Account invested in common stocks and securities convertible into common stocks with an emphasis on high quality growth stocks.

DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distributions shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distributions shall be in the form of a single life annuity. As of December 31, 1999 and 1998, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 1999 and 1998.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his or her account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost, which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

TAX STATUS - The Plan obtained its latest determination letter dated March 1, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - The Plan has adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Matters" ("SOP 99-3"), which was issued September 15, 1999. In accordance with SOP 99-3, the by-fund disclosures previously required have been omitted, and certain prior year balances have been reclassified to conform with the current year presentation.

3.    INVESTMENTS

The following is a summary of investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998:

                                                     1999           1998
Guaranteed Income Fund                            $1,586,112     $1,499,953
Fidelity Advisor Growth Opportunities Account        424,377        475,169
Invesco Total Return Account                         185,271        191,357
Participant loans                                    336,855        180,684

During 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                           1999          1998
Mutual funds                             $  84,291     $ 114,812
Pioneer Companies, Inc. Common Stock        28,727          (520)
                                         ---------     ---------
                                         $ 113,018     $ 114,292
                                         =========     =========

4.    GUARANTEED INTEREST ACCOUNTS

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.9% and 6% as of December 31, 1999 and 1998, respectively. The stated interest rate for the Guaranteed Interest Account held by ManuLife was 6% as of December 31, 1998. The average yield for the Guaranteed Income Fund held by CIGNA was 5.59% and 6.15% for the years ended December 31, 1999 and 1998, respectively. The average yield for the Guaranteed Interest Account held by ManuLife was 5.38% for the year ended December 31, 1998.

                                     ******

PIONEER COMPANIES SAVINGS PLAN FOR
HENDERSON BARGAINING UNIT EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                              (C)
                     (b)                          Description of Investment,
              Identity of Issue,                   Including Maturity Date,                               (e)
               Borrower, Lessor,                    Rate of Interests, Par                              Current
(a)            or Similar Party                         or Market Value                                  Value
  *   Connecticut General Life Insurance Co.      Guaranteed Income Fund                              $ 1,586,112

  *   Connecticut General Life Insurance Co.      Lifetime 60 Fund                                         14,370

  *   Connecticut General Life Insurance Co.      Lifetime 50 Fund                                          5,054

  *   Connecticut General Life Insurance Co.      Lifetime 20 Fund                                         50,365

  *   Connecticut General Life Insurance Co.      Invesco Total Return Account                            182,154

  *   Connecticut General Life Insurance Co.      Founders Balanced Fund                                    1,401

  *   Connecticut General Life Insurance Co.      Large Company Stock Index Fund                           22,606

  *   Connecticut General Life Insurance Co.      Fidelity Advisor Growth Opportunities Account           424,377

  *   Connecticut General Life Insurance Co.      Founders Growth Account                                   1,850

  *   Connecticut General Life Insurance Co.      PBHG Growth Account                                      16,168

  *   Connecticut General Life Insurance Co.      American Century - 20th Century Ultra Account            21,511

  *   Connecticut General Life Insurance Co.      Invesco Dynamics Account                                119,165

  *   Connecticut General Life Insurance Co.      Janus Worldwide Account                                  72,915

  *   Pioneer Companies, Inc.                     Pioneer Companies, Inc. Common Stock                     91,880

  *   Loans to participants                       Maturities up to five years with interest rates
                                                     from 7.75% to 9%                                    336,855
                                                                                                         -------

                                                                                                     $ 2,946,783
                                                                                                     ===========




*Party-in-interest

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                                            23

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998     24

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                         25

   Notes to Financial Statements                                                        26

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets Held for Investment Purposes as of December 31, 1999              30

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
  Pioneer Companies Savings Plan for
  Tacoma Bargaining Unit Employees:

We have audited the accompanying statements of net assets available for benefits for the Pioneer Companies Savings Plan for Tacoma Bargaining Unit Employees (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years ended December 31, 1999 and 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

June 28, 2000
Houston, Texas

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                         1999           1998
ASSETS:
   Investments                        $6,609,004     $4,554,998
   Contributions receivable              105,760         43,497
                                      ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS     $6,714,764     $4,598,495
                                      ==========     ==========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                            1999             1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments     $ 1,458,161      $   578,119
      Interest                                               41,447           28,542
   Contributions:
      Employer                                              337,533          126,618
      Employee                                              443,949          472,829
                                                        -----------      -----------
                Total additions                           2,281,090        1,206,108

BENEFITS PAID TO PARTICIPANTS                              (164,821)         (27,087)
                                                        -----------      -----------
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS         2,116,269        1,179,021

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of period                                    4,598,495        3,419,474
                                                        -----------      -----------

   End of period                                        $ 6,714,764      $ 4,598,495
                                                        ===========      ===========


See notes to financial statements.

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

1.    DESCRIPTION OF THE PLAN

The following description of the Pioneer Companies Savings Plan for Tacoma Bargaining Unit Employees (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all Tacoma employees who are covered by a collective bargaining unit which has a bargaining agreement with Pioneer Americas, Inc. (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets. During December 1998, the Plan was amended to provide a Supplemental Retirement Account ("SRA") to employees hired before October 1, 1998. Employees are eligible for a contribution approved annually by the Board of Directors of the Company when they reach age 50 and have one year of service. The SRA contribution will be 25% of the COBRA rate effective for the year in which the contribution to the SRA is made. Employees hired on or after October 1, 1998 are not eligible for SRA contributions.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company makes an employer matching contribution of 50% of a participant's contribution up to 6%, for a maximum match of 3% of the participant's annual compensation. SRA contributions totaled approximately $62,000 and $153,000 for 1999 and 1998, respectively.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are always fully vested in their contributions and cumulative earnings thereon. Participants hired before July 1, 1998 vest immediately in Company matching contributions, whereas participants hired after June 30, 1998 vest in Company matching contributions after three years of credited service. Participants vest immediately in contributions to the SRA.

BENEFITS - The Plan provides for participant withdrawals in the event of a participant attaining the age of 59-1/2 or a serious financial hardship (as defined by the Plan). Participants may elect to receive distributions in the form of a lump sum, life annuity or installment payments.

PARTICIPANT LOANS - Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 1999, interest rates on outstanding loans ranged from 5% to 8.5%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years unless used to purchase a principal residence.

INVESTMENTS - Each participant may direct that contributions to their account be invested in the following investment options:

        CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

        Large Company Stock Index Fund - invests in securities that reflect the composition of the Standard and Poor's 500 Stock Index.

        American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

        Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

        Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

        Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.

        PBHG Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

        Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.

        Guaranteed Income Fund - invests in six month, fixed interest rate securities.

        Invesco Total Return Account - invests in a combination of equity and fixed income securities.

        Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.

        Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

        Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.

        Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.

        Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

        AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.

        Templeton Growth Account - invests in common stock.

        Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

        Templeton Foreign Account - invests primarily in common stock.

Participants may change their investment elections and/or transfer funds at any time.

DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document. If the participant is married on the benefit date and elects not to receive a lump-sum payment, distribution shall be in the form of a joint and survivor annuity. If the participant is not married on the benefit date, distribution shall be in the form of a single life annuity. As of December 31, 1999 and 1998, there were no amounts payable to participants who have terminated or withdrawn from the Plan.

FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the years ended December 31, 1999 and 1998.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be fully vested in his or her account balance. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair value. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost, which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from Plan assets.

TAX STATUS - The Plan obtained its latest determination letter dated May 18, 1999 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - The Plan has adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Matters" ("SOP 99-3"), which was issued September 15, 1999. In accordance with SOP 99-3, the by-fund disclosures previously required have been omitted, and certain prior year balances have been reclassified to conform with the current year presentation.

3.    INVESTMENTS

The following is a summary of the investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998:

                                                          1999           1998
Janus Worldwide Account                                $1,735,088     $  835,435
Large Company Stock Index Fund                          1,404,437      1,121,047
Guaranteed Income Fund                                    524,857        341,668
American Century - Twentieth Century Ultra Account        517,736        283,439
PBHG Growth Account                                       384,882        171,409
CIGNA Lifetime 40 Fund                                    300,809        245,786
Fidelity Advisor Growth Opportunities Account             292,852        346,550

During 1999 and 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                            1999           1998
Mutual funds                             $1,440,740     $  578,734
Pioneer Companies, Inc. Common Stock         17,421           (615)
                                         ----------     ----------
                                         $1,458,181     $  578,119
                                         ==========     ==========

4.   GUARANTEED INCOME FUND

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.9% and 6% as of December 31, 1999 and 1998, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 5.59% and 6.15% for the years ended December 31, 1999 and 1998, respectively.

                                     ******

PIONEER COMPANIES SAVINGS PLAN FOR
TACOMA BARGAINING UNIT EMPLOYEES

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                    (c)
                        (b)                              DESCRIPTION OF INVESTMENT,
                IDENTITY OF ISSUE,                        INCLUDING MATURITY DATE,                              (e)
                 BORROWER, LESSOR,                         RATE OF INTERESTS, PAR                             CURRENT
   (a)           OR SIMILAR PARTY                             OR MARKET VALUE                                  VALUE

    *    Connecticut General Life Insurance Co.   Guaranteed Income Fund                                     $ 524,857

    *    Connecticut General Life Insurance Co.   Lifetime 60 Fund                                              31,604

    *    Connecticut General Life Insurance Co.   Lifetime 50 Fund                                             104,418

    *    Connecticut General Life Insurance Co.   Lifetime 40 Fund                                             300,809

    *    Connecticut General Life Insurance Co.   Lifetime 30 Fund                                              47,216

    *    Connecticut General Life Insurance Co.   Lifetime 20 Fund                                              24,051

    *    Connecticut General Life Insurance Co.   Invesco Total Return Account                                  48,342

    *    Connecticut General Life Insurance Co.   Founders Balanced Account                                    114,397

    *    Connecticut General Life Insurance Co.   Large Company Stock Index Fund                             1,404,437

    *    Connecticut General Life Insurance Co.   Neuberger & Berman Guardian Account                           98,552

    *    Connecticut General Life Insurance Co.   Warburg Pincus Advisor Growth & Income Account                15,118

    *    Connecticut General Life Insurance Co.   Fidelity Advisor Growth Opportunities Account                292,852

    *    Connecticut General Life Insurance Co.   Founders Growth Account                                      119,854

    *    Connecticut General Life Insurance Co.   PBHG Growth Account                                          384,882

    *    Connecticut General Life Insurance Co.   American Century - 20th Century Ultra Account                517,736

    *    Connecticut General Life Insurance Co.   Invesco Dynamics Account                                     142,588

    *    Connecticut General Life Insurance Co.   AIM Constellation Account                                    110,391

    *    Connecticut General Life Insurance Co.   Templeton Growth Account                                     111,598

    *    Connecticut General Life Insurance Co.   Janus Worldwide Account                                    1,735,088

    *    Connecticut General Life Insurance Co.   Warburg Pincus Advisor International Equity Account            7,671

    *    Connecticut General Life Insurance Co.   Templeton Foreign Account                                    119,548

    *    Pioneer Companies, Inc.                  Pioneer Companies, Inc. Common Stock                          53,273

    *    Loans to participants                    Maturities up to five years with interest rates from 5%      299,722
                                                                                                            ----------

                                                                                                            $6,609,004
                                                                                                            ==========


* Party-in-interest

KEMWATER NORTH AMERICA SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                                      32

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998                               33

   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 1999 and 1998                                                                                   34

   Notes to Financial Statements                                                                                  35

SUPPLEMENTAL SCHEDULE -

   Schedule of Assets Held for Investment Purposes as of December 31, 1999                                        39

Schedules, other than the one listed above, have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    Kemwater North America Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Kemwater North America Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

June 28, 2000
Houston, Texas

KEMWATER NORTH AMERICA SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                    1999                 1998

ASSETS:
   Investments                                   $1,599,955           $1,858,871
   Contributions receivable                          15,284               25,770
                                                 ----------           ----------

NET ASSETS AVAILABLE FOR BENEFITS                $1,615,239           $1,884,641
                                                 ==========           ==========


See notes to financial statements.

KEMWATER NORTH AMERICA SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                                                 1999                 1998

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments          $   278,123           $   200,399
      Interest income                                              9,256                13,584
   Contributions:
      Employee                                                   163,788               286,643
      Employer                                                    43,340                72,088
                                                             -----------           -----------

                Total additions                                  494,507               572,714
                                                             -----------           -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid directly to participants                       (756,393)             (174,887)
   Administrative expenses                                        (7,516)                 (706)
                                                             -----------           -----------

                Total deductions                                (763,909)             (175,593)
                                                             -----------           -----------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
   FOR BENEFITS                                                 (269,402)              397,121

NET ASSETS AVAILABLE FOR BENEFITS AT:
   Beginning of year                                           1,884,641             1,487,520
                                                             -----------           -----------

   End of year                                               $ 1,615,239           $ 1,884,641
                                                             ===========           ===========


See notes to financial statements.

KEMWATER NORTH AMERICA SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

The following description of the Kemwater North America Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all employees who have completed six months of service and are 18 years or older, and who are not a leased employee or a member of, or covered by, a collective bargaining unit which has a bargaining agreement with Kemwater North America (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). The Company contributes 50% of a participant's elected contribution up to 4%, for a maximum match of 2%. In addition, the Company may make discretionary contributions to the Plan from all eligible participants. There were no such discretionary contributions in 1999 and 1998.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their account is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeitures of discretionary employer contributions are allocated to remaining participants. Forfeitures of employer matching contributions are used to reduce future matching contributions. Forfeitures in 1999 and 1998 were insignificant.

BENEFITS - A participant may elect to withdraw any dollar amount of the vested portion of their account balance before termination of employment, retirement, disability, or death, in times of severe immediate financial hardship, and for participant loans. Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates. As of December 31, 1999, interest rates on outstanding loans ranged from 7.75% to 8.5%. Loans are to be repaid through monthly payroll deductions over a period not to exceed five years, unless used to purchase a principal residence.

INVESTMENTS - Each participant may direct that contributions to their account be invested in the following options:

        Large Company Stock Index Fund - consists of securities that reflect the composition of the Standard and Poor's 500 Stock Index.

        Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

        Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.

        Invesco Total Return Account - invests in a combination of equity and fixed income securities.

        Pioneer Companies, Inc. Common Stock - invests and reinvests exclusively in the common stock of Pioneer Companies, Inc.

        CIGNA Guaranteed Income Fund - invests in six month, fixed interest rate securities.

        CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

        Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.

        Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

        Warburg Pincus Advisor Growth & Income Account - invests mainly in dividend-paying equity securities.

        PBGH Growth Account - invests mainly in common stocks and convertible securities of small- and medium-sized growth companies.

        American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

        AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.

        Templeton Growth Account - invests in common stocks.

        Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

        Templeton Foreign Account - invests primarily in common stocks.

        Founders Balanced Account - invests primarily in equity securities, corporate obligations and preferred stock.

        Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

        Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

Participants may change their investment elections and/or transfer funds at any time.

DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability, or death. Upon termination of employment, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the plan document.

PLAN TERMINATION - Although the Company has not expressed any intention to do so, it may terminate the Plan subject to the provisions of ERISA. Due to the termination of a large number of plan participants by the Company during the fourth quarter of 1998 and the first quarter of 1999, in accordance with Section 411 of the Internal Revenue Code, the Company believes that a partial termination of the Plan has occurred. As a result, all affected participants became 100% vested in their accrued employer contributions and interest earned thereon at the time of their termination. Distribution of participant account balances will be made in accordance with the modes of distribution provided for under the Plan.

2.    SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost, which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - The Plan has adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Matters" ("SOP 99-3"), which was issued September 15, 1999. In accordance with SOP 99-3, the by-fund disclosures previously required have been omitted, and certain prior year balances have been reclassified to conform with the current year presentation.

3.    INVESTMENTS

The following is a summary of the investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998:


Warburg Pincus Advisor Emerging Growth Account                                         $471,477        $524,755
Large Company Stock Index Fund                                                          334,610         419,208
Fidelity Advisor Growth Opportunities Account                                           320,996         395,302
Invesco Total Return Account                                                            103,817         145,908
Janus Worldwide Account                                                                  94,569          42,073
Guaranteed Income Fund                                                                   66,934         169,850
Participant loans                                                                        47,938         133,968

During 1998 and 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                                        1999              1998

Mutual funds                                                                         $  277,677        $  200,399
Pioneer Companies, Inc. Common Stock                                                        446                --
                                                                                     ----------        ----------

                                                                                     $  278,123        $  200,399

                                                                                     ==========        ==========


4.    TAX STATUS

The Plan obtained its latest determination letter, dated August 2, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    GUARANTEED INCOME FUND

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.9% and 6% as of December 31, 1999 and 1998, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 5.59% and 6.15% for the years ended December 31, 1999 and 1998, respectively.

                                     ******

KEMWATER NORTH AMERICA SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                (c)
                                 (b)                                DESCRIPTION OF INVESTMENT,
                         IDENTITY OF ISSUE,                          INCLUDING MATURITY DATE,                  (e)
                          BORROWER, LESSOR,                           RATE OF INTERESTS, PAR                 CURRENT
    (a)                   OR SIMILAR PARTY                                OR MARKET VALUE                     VALUE

     *       Connecticut General Life Insurance Co.      Guaranteed Income Fund                             $    66,934

     *       Connecticut General Life Insurance Co.      Lifetime 60 Fund                                            31

     *       Connecticut General Life Insurance Co.      Lifetime 50 Fund                                           404

     *       Connecticut General Life Insurance Co.      Lifetime 40 Fund                                        67,335

     *       Connecticut General Life Insurance Co.      Lifetime 30 Fund                                           195

     *       Connecticut General Life Insurance Co.      Lifetime 20 Fund                                         1,819

     *       Connecticut General Life Insurance Co.      Founders Balanced Account                                  275

     *       Connecticut General Life Insurance Co.      Invesco Total Return Account                           103,817

     *       Connecticut General Life Insurance Co.      Large Company Stock Index Fund                         334,610

     *       Connecticut General Life Insurance Co.      Neuberger & Berman Guardian Account                      2,382

     *       Connecticut General Life Insurance Co.      Warburg Pincus Advisor Growth & Income Account          16,260

     *       Connecticut General Life Insurance Co.      Fidelity Advisor Growth Opportunities Account          320,996

     *       Connecticut General Life Insurance Co.      Founders Growth Account                                 13,422

     *       Connecticut General Life Insurance Co.      PBHG Growth Account                                        368

     *       Connecticut General Life Insurance Co.      Warburg Pincus Advisor Emerging Growth Account         471,477

     *       Connecticut General Life Insurance Co.      AIM Constellation Account                                6,142

     *       Connecticut General Life Insurance Co.      Invesco Dynamics Account                                11,974

     *       Connecticut General Life Insurance Co.      American Century - 20th Century Ultra Account           20,065

     *       Connecticut General Life Insurance Co.      Janus Worldwide Account                                 94,569

     *       Connecticut General Life Insurance Co.      Templeton Growth Account                                    98

     *       Connecticut General Life Insurance Co.      Templeton Foreign Account                               17,504

     *       Connecticut General Life Insurance Co.      Warburg Pincus Advisor International Equity Account         37

     *       Pioneer Companies, Inc.                     Pioneer Companies, Inc. Common Stock                     1,303

     *       Loans to participants                       Maturities up to five years with interest rates
                                                            from 7.75% to 8.5%                                  47,938
                                                                                                            ----------

                                                                                                            $1,599,955
                                                                                                            ==========

* Party-in-interest

ALL PURE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                       PAGE
INDEPENDENT AUDITORS' REPORT                                                                            41

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits as of October 12, 1999 and
     December 31, 1998                                                                                  42

   Statements of Changes in Net Assets Available for Benefits for the Period from
     January 1, 1999 to October 12, 1999 and for the Year Ended December 31, 1998                       43

   Notes to Financial Statements                                                                        44

Supplemental schedules have been omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


The Plan Administrator of the
    All Pure Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the All Pure Savings Plan (the "Plan") as of October 12, 1999 and December 31, 1998, and the related statements of changes in net assets available for benefits for the period from January 1, 1999 to October 12, 1999 and for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, on October 12, 1999 the assets of the Plan were transferred, and the Plan was merged, into the Pioneer Companies Savings Plan for Salaried Employees.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 12, 1999 and December 31, 1998, and the changes in net assets available for benefits for the period from January 1, 1999 to October 12, 1999 and for the year ended December 31, 1998 in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

June 28, 2000
Houston, Texas

ALL PURE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF OCTOBER 12, 1999 AND DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                           1999          1998
ASSETS:
   Investments                                          $       --    $1,524,055
   Contributions receivable                                     --        22,973
                                                        ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                       $       --    $1,547,028
                                                        ==========    ==========



See notes to financial statements.

ALL PURE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM JANUARY 1, 1999 TO OCTOBER 12, 1999 AND
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                          1999             1998
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Investment income:
      Net appreciation in fair value of investments   $     43,030    $    165,374
      Interest                                               6,352          20,831
   Contributions:
      Employee                                             109,053         268,432
      Employer                                              33,359          75,195
                                                      ------------    ------------

                Total additions                            191,794         529,832
                                                      ------------    ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Benefits paid to participants                          (485,193)       (220,064)
   Net transfers to other plans                         (1,248,211)             --
   Administrative expenses                                  (5,118)         (3,505)
                                                      ------------    ------------

                Total deductions                        (1,738,822)       (223,569)
                                                      ------------    ------------

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE
   FOR BENEFITS                                         (1,547,028)        306,263

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of period                                   1,547,028       1,240,765
                                                      ------------    ------------

   End of period                                      $         --    $  1,547,028
                                                      ============    ============


See notes to financial statements.

ALL PURE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1, 1999 TO OCTOBER 12, 1999 AND
FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

The following description of the All Pure Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution plan covering all employees who have completed six months of service and are 18 years or older, and who are not a leased employee or a member of, or covered by, a collective bargaining unit which has a bargaining agreement with All Pure Chemical Company (the "Company"). Connecticut General Life Insurance Company ("CIGNA") is the trustee of the Plan's assets. During the first quarter of 1999, the Company elected to merge the Plan into the Pioneer Companies Savings Plan for Salaried Employees (the "Pioneer Plan"). The plan merger occurred on October 12, 1999. The Plan and the Pioneer Plan contain similar provisions, and the plan merger did not have a material effect on individual accounts of participants.

CONTRIBUTIONS - Participants may contribute up to 15% of their annual compensation. The total annual contribution may not exceed the maximum amount established by the Internal Revenue Code (the "Code"). As of April 1, 1996, the Company contributes 50% of a participant's elected contribution up to 4%, for a maximum match of 2%. In addition, the Company may make discretionary contributions to the Plan for all eligible participants. There were no such discretionary contributions in 1999 and 1998.

PARTICIPANT ACCOUNTS AND VESTING - Each participant's account is credited with their contributions and withdrawals and allocations of Company contributions and investment earnings. Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of his/her account is based on years of continuous service. A participant is 100% vested after three years of credited service. Forfeitures of discretionary employer contributions are allocated to remaining participants. Forfeitures of employer matching contributions are used to reduce future matching contributions. There were no forfeitures in 1999 or 1998.

BENEFITS - A participant may elect to withdraw any dollar amount of the vested portion of their account balance before termination of employment, retirement, disability, or death, in times of severe immediate financial hardship, and for participant loans. Loans may be granted in a uniform manner to participants from the balance in their accounts. Loans shall be limited to the lesser of $50,000 or one-half of the value of the vested portion of the participant's account and bear interest at prevailing market rates.

INVESTMENTS - Each participant may direct that contributions to his/her account be invested in the following options:

     Large Company Stock Index Fund - consists of securities that reflect the composition of the Standard and Poor's 500 Stock Index.

     Fidelity Advisor Growth Opportunities Account - invests mainly in securities of companies believed to have long-term growth potential.

     Warburg Pincus Advisor Emerging Growth Account - invests in securities of high growth companies.

     Invesco Total Return Account - invests in a combination of equity and fixed income securities.

     Pioneer Companies, Inc. Common Stock - invests exclusively in the common stock of Pioneer Companies, Inc.

     CIGNA Guaranteed Income Fund - invests in six month, fixed interest rate securities.

     CIGNA Lifetime Funds - invest in a combination of high yield bonds, high-grade bonds, and equity securities of small companies, large companies, growth companies, and international companies.

     Founders Balanced Account - invests primarily in equity securities, corporate obligations, and preferred stock.

     Neuberger & Berman Guardian Account - invests in equity securities that have good potential capital appreciation.

     Founders Growth Account - invests mainly in the common stock of companies with strong performance records and solid market positions.

     American Century - Twentieth Century Ultra Account - invests in the equity securities of large companies that offer the potential for better-than-average prospects for capital appreciation.

     AIM Constellation Account - invests primarily in securities growth companies and companies that have a history of strong performance.

     Templeton Growth Account - invests in common stocks.

     Janus Worldwide Account - invests primarily in common stocks of foreign and domestic issuers.

     Warburg Pincus Advisor International Equity Account - invests in securities of corporations located in a number of foreign countries.

     Templeton Foreign Account - invests primarily in common stocks.

     Invesco Dynamics Account - invests primarily in common stock of companies traded on U.S. securities exchanges, as well as over-the-counter.

Participants may change their investment elections and/or transfer funds at any time.

DISTRIBUTION OF ACCOUNTS - Distribution of a participant's account balance may occur due to termination of employment, retirement, disability, or death. Upon termination of service, distributions shall be made in a lump-sum amount unless a participant makes the proper election to receive another form of payment as provided by the Plan document.

FORFEITURES - Forfeited nonvested accounts are used to reduce future employer contributions. Such forfeited amounts were not significant during the period from January 1, 1999 to October 12, 1999 and for the year ended December 31, 1998.

2.   SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The accompanying financial statements are presented on the accrual basis of accounting.

INVESTMENTS - The Guaranteed Income Fund is valued at contract value. Contract value represents the contributed amounts plus accumulated interest less funds used to pay benefits. Contract value approximates fair market value. Other investments are reported in the financial statements at fair values based on the quoted market prices. Loans are valued at cost, which approximates fair value.

PLAN EXPENSES - Administrative expenses, to the extent not paid by the Company, are paid from plan assets.

USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

RECENT ACCOUNTING PRONOUNCEMENTS - The Plan has adopted the provisions of Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Matters" ("SOP 99-3"), which was issued September 15, 1999. In accordance with SOP 99-3, the by-fund disclosures previously required have been omitted, and certain prior year balances have been reclassified to conform with the current year presentation.

3.   INVESTMENTS

The following is a summary of the investments that represent 5% or more of the Plan's net assets as of December 31, 1998:

Large Company Stock Index Fund                                         $   341,058
Fidelity Advisor Growth Opportunity Account                                292,851
Warburg Pincus Advisor Emerging Growth Account                             213,249
Invesco Total Return Account                                               222,096
Guaranteed Income Fund                                                     188,527
Participant Loans                                                          152,700

During the period from January 1, 1999 to October 12, 1999 and the year ended December 31, 1998, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated in value as follows:


                                                            1999         1998
Mutual funds                                             $   42,110   $  165,139
Pioneer Companies, Inc. Common Stock                            920          235
                                                         ----------   ----------
                                                         $   43,030   $  165,374
                                                         ==========   ==========

4.   TAX STATUS

The Plan obtained its latest determination letter dated August 2, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.   GUARANTEED INCOME FUND

The stated interest rate for the Guaranteed Income Fund held by CIGNA was 5.9% and 6% as of December 31, 1999 and 1998, respectively. The average yield for the Guaranteed Income Fund held by CIGNA was 5.59% and 6.15% for 1999 and 1998, respectively.

                                     ******

LIST OF EXHIBITS

23.1   Independent Auditors' Consent


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators of the Plans have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            THE PIONEER COMPANIES SAVINGS
                                            PLAN FOR SALARIED EMPLOYEES

                                            THE PIONEER COMPANIES SAVINGS PLAN
                                            FOR HENDERSON BARGAINING
                                            UNIT EMPLOYEES

                                            THE PIONEER COMPANIES SAVINGS PLAN
                                            FOR TACOMA BARGAINING
                                            UNIT EMPLOYEES

                                            THE KEMWATER NORTH AMERICA
                                            SAVINGS PLAN

                                            THE ALL-PURE SAVINGS PLAN



Date:  June 28, 2000                        By: PIONEER AMERICAS, INC.
                                                EMPLOYEE BENEFITS COMMITTEE



                                            By: /s/ JERRY B. BRADLEY
                                               -------------------------------
                                                Jerry B. Bradley
                                                Chairman

                                 EXHIBIT INDEX


EXHIBIT
NUMBER    DESCRIPTION
-------   -----------
 23.1     Independent Auditor's Consent